Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor (a)					Predecessor (b)
	6 Months	Year	Year	Year	2 Months	10 Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	Dec. 31,
	2014	2013	2012	2011	2010	2010	2009
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$290	$551	$331	$419	$70	$300	$(1,235)
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)			33	(1)		(4)	11
Loss on impairment of goodwill							1,493
Mark to market impact of derivative
instruments					2	(20)	(19)
	290	551	364	418	72	276	250

Total fixed charges as below	86	151	157	153	25	158	186

Total earnings	$376	$702	$521	$571	$97	$434	$436

Fixed charges, as defined:
Interest charges (d) (e)	$83	$145	$151	$147	$24	$153	$176
Estimated interest component of
operating rentals	3	6	6	6	1	5	5
Estimated discontinued operations
interest component of rental expense							5

Total fixed charges	$86	$151	$157	$153	$25	$158	$186

Ratio of earnings to fixed charges	4.4	4.6	3.3	3.7	3.9	2.7	2.3

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(e)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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